    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2000



                                                      REGISTRATION NO. 333-95067

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                       SELECT TEN PORTFOLIO 2000 SERIES A
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                           SALOMON SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,              SALOMON SMITH BARNEY INC.
     FENNER & SMITH                    388 GREENWICH STREET
      INCORPORATED                          23RD FLOOR
   DEFINED ASSET FUNDS                  NEW YORK, NY 10013
      P.O. BOX 9051
PRINCETON, NJ 08543-9051

                           PAINEWEBBER INCORPORATED
                              1285 AVENUE OF THE
                                   AMERICAS
                              NEW YORK, NY 10019

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.         ROBERT E. HOLLEY           MICHAEL KOCHMANN
      P.O. BOX 9051           1285 AVENUE OF THE          388 GREENWICH ST.
PRINCETON, NJ 08543-9051           AMERICAS              NEW YORK, NY 10013
                              NEW YORK, NY 10019

                                  COPIES TO:
                            PIERRE DE SAINT PHALLE,
                                     ESQ.
                             450 LEXINGTON AVENUE
                              NEW YORK, NY 10017

E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.


/X/ Check box if it is proposed that this filing will become effective upon filing on February 14, 2000, pursuant to Rule 487.


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                           DEFINED ASSET FUNDS--REGISTERED TRADEMARK--
                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           SELECT TEN PORTFOLIO
                           2000 SERIES A
                           (A UNIT INVESTMENT TRUST)
                           -  TOTAL RETURN FROM:
                             -- CAPITAL APPRECIATION
                             -- CURRENT DIVIDEND INCOME
                           -  10 HIGHEST DIVIDEND YIELDING DOW STOCKS
                           -  OPTIONAL REINVESTMENT OF CASH DISTRIBUTIONS

SPONSOR:                   -----------------------------------------------------
MERRILL LYNCH,             The Securities and Exchange Commission has not
PIERCE, FENNER & SMITH     approved or disapproved these Securities or passed
INCORPORATED               upon the adequacy of this prospectus. Any
SALOMON SMITH BARNEY INC.  representation to the contrary is a criminal offense.
PAINEWEBBER INCORPORATED   Prospectus dated February 14, 2000.

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Defined Asset Funds--Registered Trademark--
Defined Asset Funds-Registered Trademark- is America's oldest and largest family oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
  - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.


CONTENTS
                                      PAGE
                                       --
Risk/Return Summary.................    3
What You Can Expect From Your
  Investment........................    8
  Income............................    8
  Records and Reports...............    8
The Risks You Face..................    8
  Litigation and Legislation
    Risks...........................    8
Selling or Exchanging Units.........    9
  Sponsors' Secondary Market........    9
  Selling Units to the Trustee......    9
  Rollover/Exchange Option..........   10
How The Fund Works..................   11
  Pricing...........................   11
  Evaluations.......................   11
  Income............................   11
  Expenses..........................   12
  Portfolio Changes.................   13
  Portfolio Termination.............   13
  No Certificates...................   13
  Trust Indenture...................   13
  Legal Opinion.....................   14
  Auditors..........................   14
  Sponsors..........................   14
  Trustee...........................   14
  Underwriters' and Sponsors'
    Profits.........................   15
  Public Distribution...............   15
  Code of Ethics....................   15
  Year 2000 Issues..................   15
  Advertising and Sales Material....   16
Taxes...............................   16
Supplemental Information............   18
Financial Statements................   19
  Report of Independent
    Accountants.....................   19
  Statement of Condition............   19

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RISK/RETURN SUMMARY

 1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
  -  The Portfolio seeks total return
     through a combination of current
     dividend income and capital
     appreciation.

     You can participate in the Portfolio by
     purchasing units. Each unit represents
     an equal share of the stocks in the
     Portfolio and receives an equal share
     of dividend income.

 2.  WHAT IS THE PORTFOLIO'S INVESTMENT
     STRATEGY?
  -  Its strategy is to invest in a fixed
     portfolio of approximately equal
     amounts of the 10 highest
     dividend-yielding common stocks of the
     30 stocks in the Dow Jones Industrial
     Average, as of three business days
     prior to the date of this prospectus.

  -  The Portfolio plans to hold the stocks
     in the Portfolio for about one year. At
     the end of the year, we will liquidate
     the Portfolio and apply the same
     Strategy to select a new portfolio, if
     available.

  -  Each Select Ten Portfolio is designed
     to be part of a longer term strategy.
     We believe that more consistent results
     are likely if the Strategy is followed
     for at least three to five years but
     you are not required to stay with the
     Strategy or to roll over your
     investment. You can sell your units any
     time.

 3.  WHAT INDUSTRIES ARE REPRESENTED IN THE
     PORTFOLIO?
     Based upon the principal business of
     each issuer and current market values,
     the Portfolio represents the following
     industries:


  -  Auto Manufacturing                 10%
  -  Chemical Products                   10
  -  Diversified Manufacturing
     Operations                           10
  -  Financial Services/Banking           10
  -  Forest Products and Paper           10
  -  Machinery-Construction & Mining    10
  -  Oil/Gas                              10
  -  Photo Equipment/Supplies           10
  -  Telecommunications                 10
  -  Tobacco/Food Processing             10


 4.  WHAT ARE THE SIGNIFICANT RISKS?
     YOU CAN LOSE MONEY BY INVESTING IN THE
     PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:

  -  The common stocks in the Portfolio
     generally have attributes that have
     caused them to have lower prices or
     higher dividend yields relative to the
     other stocks in the DJIA.

     For example:

    -- the issuers may be having financial
       problems;

    -- the stocks may be out of favor with
       the market because of weak
       performance, poor earnings forecasts,
       negative publicity or
       litigation/legislation; and

    -- the stocks may be reacting to general market cycles.

  -  The market factors that caused the
     relatively low prices and high dividend
     yields of the stocks may not change.

  -  Stock prices can be volatile.

  -  Dividend rates on the stocks or share
     prices may decline during the life of
     the Portfolio.

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                               Defined Portfolio
-------------------------------------------------------------------

Equity Investor Fund

Select Ten Portfolio 2000 Series A

Defined Asset Funds


                                                                                                   PRICE
                                        TICKER          PERCENTAGE             CURRENT           PER SHARE         COST TO
NAME OF ISSUER*                         SYMBOL       OF PORTFOLIO (1)    DIVIDEND YIELD (2)    TO PORTFOLIO     PORTFOLIO (3)
------------------------------------------------------------------------------------------------------------------------------

 1. Philip Morris Companies, Inc.         MO                 9.94%              10.01%           $ 19.1875       $ 49,503.75

 2. Caterpillar, Inc.                     CAT               10.26                3.64              35.7500         51,122.50

 3. J.P. Morgan & Company, Inc.           JPM                9.72                3.55             112.6250         48,428.75

 4. Eastman Kodak Company                 EK                 9.99                3.01              58.5625         49,778.13

 5. Du Pont (E.I.) De Nemours &
   Company                                DD                10.09                2.76              50.7500         50,242.50

 6. General Motors Corporation            GM                 9.95                2.71              73.9375         49,538.13

 7. Minnesota Mining &
   Manufacturing Company                  MMM                9.83                2.70              82.9375         48,933.13

 8. SBC Communications, Inc.              SBC                9.93                2.43              40.1875         49,430.63

 9. Exxon Mobil Corporation               XOM               10.09                2.38              73.8750         50,235.00

10. International Paper Company           IP                10.20                2.34              42.6875         50,798.13
                                                           ------                                                -----------
                                                           100.00%                                               $498,010.65
                                                           ======                                                ===========


----------------------------
 * We chose the 10 highest dividend-yielding stocks of the DJIA subject to any appropriate adjustment to take into account mergers, announcements and other factors.
(1) Based on Cost to Portfolio.

(2) Current Dividend Yield for each security was calculated by annualizing the last monthly, quarterly or semi-annual ordinary dividend declared on the security and dividing the result by its market value as of the close of trading on February 11, 2000.


(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on February 11, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.


                          ----------------------------

The securities were acquired on February 11, 2000 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

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RISK/RETURN SUMMARY (CONTINUED)

  -  The Portfolio may continue to purchase
     or hold the stocks originally selected
     even though their market value or yield
     may have changed or they may no longer
     be included in the DJIA.

  -  Portfolio performance may vary from the
     Dow Jones Industrial Average
     performance or the historical
     performance of the Strategy.

  -  The Portfolio does not reflect any
     investment recommendations of the
     Sponsors, and any one or more of the
     stocks in the Portfolio may, from time
     to time, be subject to sell
     recommendations from one or more of the
     Sponsors.

 5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?

     Yes, if you want current dividend
     income and capital appreciation. You
     will benefit from a professionally
     selected and supervised portfolio whose
     risk is reduced by investing in equity
     securities of different issuers in a
     variety of industries.
     The Portfolio is NOT appropriate for
     you if you are not comfortable with the
     Strategy or are unwilling to take the
     risk involved with an equity
     investment. It may not be appropriate
     for you if you are seeking preservation
     of capital or high current income.

 6.  WHAT ARE THE PORTFOLIO'S FEES AND
     EXPENSES?

     This table shows the costs and expenses
     you may pay, directly or indirectly,
     when you invest in the Portfolio.

     ESTIMATED ANNUAL OPERATING EXPENSES


                                      AS A % OF        AMOUNT
                                         NET         PER 1,000
                                       ASSETS          UNITS
                                      ---------      ---------
                                       .072 %          $0.71
     Trustee's Fee
                                       .071 %          $0.70
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
                                       .250 %          $2.48
     Creation and
     Development Fee
                                       .009 %          $0.09
     Other Operating Expenses
                                      ------           -----
                                       .402 %          $3.98
     TOTAL



     The Creation and Development Fee
     (estimated at $.00248 per unit)
     compensates the Sponsors for the
     creation and development of the
     Portfolio and is computed based on the
     Portfolio's average daily net asset
     value through the date of collection.
     This fee historically had been included
     in the sales fee.



     ORGANIZATION COSTS per 1,000 units                $0.65
     (deducted from Portfolio assets at
     the close of the initial offering
     period)

     INVESTOR FEES

                                                       2.50%
     Maximum Sales Fee (Load) on new
     purchases (as a percentage of $1,000
     invested)



     You will pay an up-front sales fee of
     approximately 1.00%, as well as a total
     deferred sales fee of $15.00 ($1.50 per
     1,000 units deducted from the Portfolio's net asset value on April, 2000, and thereafter on the first of each month through January, 2001.

     EXAMPLE
     This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
     The example assumes that you invest
     $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



     1 Year  3 Years  5 Years  10 Years
      $299    $716    $1,158    $2,386

 7.  HOW HAVE SELECT TEN PORTFOLIOS PERFORMED IN THE PAST?

    The following table shows the actual annualized pre-tax returns to investors who bought prior Portfolios beginning in 1991 and who rolled over their investment into new Portfolios as they became available. The returns assume that investors reinvested all dividends and paid the maximum sales fees. The table also shows returns for the latest completed portfolios (through termination, not rollover), which are, in some cases, higher than the cumulative performance figures because market prices have declined since their completion dates. These figures reflect terminations through the quarter ended December 31, 1999. Of course, past performance is no guarantee of future results.

A       01/03/92           13.39%   01/28/98-03/05/99      5.33%
B       05/17/91           13.04    06/01/98-07/09/99      6.82
C       09/01/92           15.09    09/28/98-10/29/99     11.44
3       07/22/96           12.56    08/03/98-09/10/99     11.05
5       11/01/96           11.27    11/16/98-12/17/99      2.36
J       01/02/97            8.30    01/06/98-02/08/99      8.80
1       02/25/97            7.08    03/02/98-04/09/99      2.65
2       04/28/97            6.15    05/04/98-06/04/99      2.47
4       09/03/97            3.06    09/08/98-10/15/99      8.75

 8. HOW WOULD THE STRATEGY HAVE PERFORMED HISTORICALLY?

The following table compares constructed performance of the Strategy Stocks (but not of any actual Portfolio) with actual performance of the Dow Jones Industrial Average. Portfolio performance may vary from that of the index shown below for a variety of reasons. For example, the Portfolio has invested in a limited subset of index stocks, and therefore its performance may not keep pace with index performance to the extent the index is driven by stocks not held in the Portfolio. In addition, the Portfolio stocks may have been chosen for specific characteristics that are at odds with the characteristics of the stocks driving the market at a given time. For example, we may have chosen value stocks at a time when growth stocks are performing well. Furthermore, the Portfolio stocks are equally weighted while the DJIA stocks are capitalization weighted. This constructed performance is no assurance of future results of either the Strategy or any Portfolio.
                         COMPARISON OF TOTAL RETURNS(1)
        (STRATEGY FIGURES REFLECT DEDUCTION OF SALES FEES AND EXPENSES)

                                                                 DOW JONES
          YEAR                        STRATEGY (2)       INDUSTRIAL AVERAGE (DJIA)
------------------------           ------------------   ----------------------------
1973                                      -4.08%                   -13.12%
1974                                      -2.40                    -23.14
1975                                      55.65                     44.40
1976                                      33.25                     22.72
1977                                      -2.90                    -12.71
1978                                      -1.91                      2.69
1979                                      10.48                     10.52
1980                                      24.69                     21.41
1981                                       5.51                     -3.40
1982                                      23.78                     25.79
1983                                      36.93                     25.68
1984                                       5.41                      1.06
1985                                      27.00                     32.78
1986                                      32.96                     26.91
1987                                       5.06                      6.02
1988                                      22.44                     15.95
1989                                      25.65                     31.71
1990                                     -10.14                     -0.57
1991                                      31.81                     23.93
1992                                       6.44                      7.34
1993                                      25.30                     16.72
1994                                       1.95                      4.95
1995                                      34.97                     36.48
1996                                      26.34                     28.57
1997                                      19.92                     24.78
1998                                       8.55                     18.00
1999                                       1.68                     27.01
25 YEAR AVERAGE
  ANNUAL RETURN                           16.99                     16.72
27 YEAR AVERAGE
  ANNUAL RETURN                           15.39                     13.68

----------------------------

(1) To compute Total Returns, we add changes in market value and dividends that would have been received during the year, and divide the sum by the opening market value for the year. Return from a Portfolio will differ from constructed Strategy returns for several reasons including the following:

    - each Portfolio bears brokerage commissions in buying and selling stocks; Strategy returns do not reflect any commissions;

    - Strategy returns are for calendar years, while Portfolios begin and end on various dates;

    - units are bought and sold based on the closing stock prices on the exchange, while Portfolios may buy and sell stocks at prices during the trading day;

    - Portfolios may not be fully invested at all times; and

    - stocks in a Portfolio may not be weighted equally at all times.

(2) When we ranked the common stocks by dividend yields (as described on page
    3), we based the yields on the latest dividend and the stock price at the market opening on the first trading day of the year.

 9.  IS THE PORTFOLIO MANAGED?
     Unlike a mutual fund, the Portfolio is
     not managed and stocks are not sold
     because of market changes. The Sponsors
     monitor the portfolio and may instruct
     the Trustee to sell securities under
     certain limited circumstances. However,
     given the investment philosophy of the
     Portfolio, the Sponsors are not likely
     to do so.

10.  HOW DO I BUY UNITS?

     The minimum investment is $250.

     You can buy units from any of the
     Sponsors. The Sponsors are listed later
     in this prospectus.

     UNIT PRICE PER 1,000 UNITS       $999.92
     (as of February 11, 2000)

     Unit price is based on the net asset
     value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown on page 4, to which no sales fee has been applied.
     The Portfolio stocks are valued by the
     Trustee on the basis of their closing
     prices at 4:00 p.m. Eastern time every
     business day. Unit price changes every
     day with changes in the prices of the
     stocks.

11.  HOW DO I SELL UNITS?

     You may sell your units at any time to
     any Sponsor or the Trustee for the net
     asset value determined at the close of
     business on the date of sale, less any
     remaining deferred sales fee and the
     costs of liquidating securities to meet
     the redemption.

12.  HOW ARE DISTRIBUTIONS MADE AND TAXED?

     The Portfolio pays distributions of any
     dividend income, net of expenses, on the 25th of June, August, October and
     December, 2000 if you own units on the
     10th of those months. For tax purposes,
     you will be considered to have received
     all the dividends paid on your pro rata
     portion of each security in the
     Portfolio when those dividends are
     received by the Portfolio regardless of
     when you receive Portfolio distributions and regardless of whether you reinvest your dividends in the Portfolio. A portion of the dividend payments may be used to pay expenses of the Portfolio.
     Distributions to foreign investors will
     generally be subject to withholding
     taxes.

13.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT
     You may choose to reinvest your
     distributions into additional units of
     the Portfolio. You will pay only the
     deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your distributions in cash.

     EXCHANGE PRIVILEGES
     You may exchange units of this Portfolio for units of certain other Defined Asset
     Funds. You may also exchange into this
     Portfolio from certain other funds. We
     charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

The Portfolio will pay to you any income it has received four times during its life. Because the Portfolio generally pays dividends as they are received, individual income payments will fluctuate based upon the amount of dividends declared and paid by each issuer. Other reasons your income may vary are:
  - changes in the Portfolio because of additional securities purchases or sales;
  - a change in the Portfolio's expenses; and
  - the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:
- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
- a final report on Portfolio activity; and
- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED DURING THE YEAR. PLEASE CONTACT YOUR TAX ADVISOR IN THIS REGARD.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

LITIGATION AND LEGISLATION RISKS

Philip Morris Companies common stock represents approximately 10% of the value of the Portfolio. Pending or threatened legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities (the most recent suit was filed by the Justice Department on September 22, 1999) seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

On November 23, 1998, Philip Morris entered into a Master Settlement Agreement with 46 state governments to settle the asserted and unasserted healthcare cost recovery and certain other claims against them. The Agreement is subject to final judicial approval in each of the settling states. As part of the Agreement, Philip Morris and the three other major domestic tobacco manufacturers have agreed to participate in the establishment of a $5.15 billion trust fund. The trust is to be funded over 12 years beginning in 1999. PM Inc. has agreed to pay $300 million into the trust in 1999. Philip Morris charged approximately $3.1 billion as a pretax expense in 1998 as a result of the settlement, and as of December 31, 1998, had accrued costs of its obligations under the settlement and to tobacco growers aggregating $1.4 billion, payable principally before the end of the year 2000. Philip Morris believes the agreement will likely materially adversely affect the business, volume, cash flows and/or operating income and financial position of the company in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, the company's share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the agreement.

The Sponsors cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning the settlement will ultimately be resolved. The Sponsors cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Portfolio, which could in turn adversely affect Unit prices.

Other than as described above we do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:
  - reducing the dividends-received deduction or
  - increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the Portfolio Securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the agent for the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.


If you sell units with a value of at least $250,000, you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.


There could be a delay in paying you for your units:
  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION


When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Select Ten Portfolio if one is available.



If you hold your Units with one of the Sponsors and notify your financial adviser by February 23, 2001, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Select Ten Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so choose, an in-kind distribution) after the Portfolio terminates.



The Portfolio will terminate by March 30, 2001. However, the Sponsors may extend the termination date for a period no longer than 30 days without notice to Unit holders. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your Units at any time prior to termination.


If you continue to hold your Units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this fund from certain other Defined Asset Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.

The deferred sales fee is generally a monthly charge of $1.50 per 1,000 units and is accrued in ten monthly installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution; however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME
- The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.
- Each unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from the accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

The maximum sales fee is 2.50%. If you hold units in certain eligible accounts offered by the Sponsor, you will pay no sales fee. Employees and non-employee directors of the Sponsor may be charged a reduced sales fee of no less than $5.00 per 1,000 Units. If your aggregate sales fee is less than the deferred sales fee, you will be given additional units which will decrease the effective maximum sales fee to the amount shown below.

The maximum sales fee is effectively reduced if you invest as follows:

                      YOUR MAXIMUM SALES
   IF YOU INVEST:        FEE WILL BE:
   --------------     ------------------
Less than $50,000            2.50%
$50,000 to $99,999           2.25%
$100,000 to $249,999         1.75%
$250,000 to $999,999         1.50%
$1,000,000 or more           0.75%

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio.

We decide whether to offer for sale units that we acquire in the secondary market after reviewing:
  - diversity of the Portfolio;
  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.

If a Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
  - it fails to perform its duties;

  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolio; or
  - continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

The Sponsors are:
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051
SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

SELECTED DEALER
Dean Witter Reynolds Inc., Two World Trade Center--59th Floor,
New York, NY 10048, is a selected dealer for the Portfolio.

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Chase Manhattan Bank, P.O. Box 5187, Bowling Green Station, New York, New York 10274-5187, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the

Federal Reserve System and New York State banking authorities.

UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Any cash made available by you to the Sponsors before the settlement date for units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.


During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold due to fluctuations in price per unit. The Sponsors experienced a loss of $319.20 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales charges and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.


PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

Prudential Securities Incorporated, which will participate only in rollover sales, will receive a preferred dealer concession of $13.00 per 1,000 units of this Portfolio.

CODE OF ETHICS

Merrill Lynch, as agent for the Sponsors, has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.


YEAR 2000 ISSUES



Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). To date we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000. However, there can be no assurance that the Year 2000 Problem will not adversely affect the issuers of the securities contained in a Portfolio. We cannot predict whether any impact will be material to the Portfolio as a whole.


ADVERTISING AND SALES MATERIAL

Advertising and sales literature may contain cumulative past performance of the hypothetical Strategy, either in dollars or average annualized returns (changes in market prices with dividends reinvested at year ends) for various periods, compared to the Standard & Poor's 500 Index, the S&P Industrial Index and the Dow Jones Industrial Average. Strategy figures reflect deduction of Portfolio sales charges and estimated expenses. Sales material may also illustrate hypothetical Strategy results of regular accumulations and withdrawals of specified sums and discuss possible tax savings.

This contrarian Strategy is based on principles that time in the market is more important than timing the market, the stocks to buy are the ones others are selling, and dividends can be an important part of total return. It seeks to identify stocks that may be undervalued or out of favor. While indexing attempts to mirror market trends, the Portfolio's screening process selects stocks from a major index for a combination of value, capital appreciation potential and current dividend income. Because of this disciplined screening process, investors are relieved of making individual buy and sell decisions.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Sales literature and articles may state research opinions on the economy and industry sectors and include a list of Funds generally appropriate for pursuing these recommendations.

TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer in securities, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio. You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends-received deduction if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

GAIN OR LOSS UPON DISPOSITION

You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund or when the Trustee disposes of the Securities in the Portfolio. You generally will not recognize gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.

If you elect to roll over your investment in the Portfolio, you will recognize gain or loss only with respect to your share of those Securities that are not rolled over into the new portfolio. You will not recognize gain or loss with respect to your share of those Securities that are rolled over, and your basis in those Securities will remain the same as before the rollover.


If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.


YOUR TAX BASIS IN THE SECURITIES

Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee. Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in Securities that have been rolled over from the previous portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities from the portfolio that were not rolled over. You should not increase your basis in your units by deferred sales charges, organizational expenses or by any portion of the Creation and Development Fee. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already be deducted. Your basis for Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities and your holding period for the distributed Securities will include your holding period in your units.

EXPENSES


If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses (including the appropriate portion of the Creation and Development Fee), but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $128,950 ($64,475 for a married person filing separately).


STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to 30% withholding tax (or a lower applicable treaty rate) on distributions. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Select Ten Portfolio 2000 Series A, Defined Asset Funds (the "Portfolio"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of February 14, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of February 14, 2000 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
New York, NY
February 14, 2000



                 STATEMENT OF CONDITION AS OF FEBRUARY 14, 2000


TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........  $         498,010.65
                                                           --------------------
        Total............................................  $         498,010.65
                                                           ====================
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsors for organization
     expenses(2).........................................  $             326.98
                                                           --------------------
    Subtotal                                                             326.98
                                                           --------------------
Interest of Holders of 503,041 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................  $         503,000.76
  Gross underwriting commissions and organization
    expenses(5)(2).......................................             (5,317.09)
                                                           --------------------
    Subtotal                                                         497,683.67
                                                           --------------------
        Total............................................  $         498,010.65
                                                           ====================


------------


        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on February 11, 2000. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $498,329.85 and deposited with the Trustee. The amount of the letter of credit includes $498,010.65 for the purchase of securities.


        (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $0.65 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organization costs exceed the estimated amount shown above, the Sponsors will pay for this excess amount.


        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.92 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.


        (4) Aggregate Unit Price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on February 11, 2000.


        (5) Assumes the maximum initial sales fee per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $1.50 per 1,000 Units is payable on April 1, 2000 and thereafter on the 1st day of each month through January 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales fee obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to January 1, 2001, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

              Defined
            Asset Funds-Registered Trademark->


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         SELECT TEN PORTFOLIO
recent free Information                  2000 SERIES A
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain
The Chase Manhattan Bank                 complete information about the
1-800-323-1508                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-95067) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                 100631RR--02/00

                                    PART II

             Additional Information Not Included in the Prospectus

       A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          Salomon Smith Barney Inc. ..................................         8-8177
          PaineWebber Incorporated....................................        8-16267

                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          Salomon Smith Barney Inc. ..................................       13-1912900
          PaineWebber Incorporated....................................       13-2638166
          The Chase Manhattan Bank, Trustee...........................       13-4994650

                                  UNDERTAKING

The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

             SERIES OF EQUITY INCOME FUND AND EQUITY INVESTOR FUND DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
  Equity Income Fund, Investment Philosophy Series 1991
    Selected Industrial Portfolio...........................        33-39158
  Equity Investor Fund, Select S&P Industrial Portfolio 1998
    Series H................................................       333-64577

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:

       1.1             -- Form of Trust Indenture (incorporated by reference to Exhibit
                       1.1 to the Registration Statement of Equity Income Fund, Select
                         S&P Industrial Portfolio 1997 Series A. 1933 Act File No.
                         33-05683.
       1.1.1           -- Form of Standard Terms and Conditions of Trust Effective
                       October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund,
                         Multistate Series--48, 1933 Act File No. 33-50247).
       1.2             -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The
                         Corporate Income Fund, One Hundred Ninety-Fourth Monthly
                         Payment Series, 1933 Act File No. 2-90925).
       3.1             -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "How The Fund Works--Legal Opinion" in the
                         Prospectus.
       5.1             -- Consent of independent accountants.
       9.1             -- Information Supplement (incorporated by reference to Exhibit
                       9.1 to the Registration Statement of Equity Investor Fund, Select
                         Ten Portfolio 1999 International Series A (United Kingdom Port-
                         folio), 1933 Act File No. 333-70593).

                                   SIGNATURES

    The registrant hereby identifies the series numbers of Equity Income Fund and Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 14TH DAY OF FEBRUARY 2000.


                  SIGNATURES APPEAR ON PAGES R-3, R-4 AND R-5.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     J. DAVID MEGLEN
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of        Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:          have been filed
                                                                under the 1933 Act
                                                                File Numbers:
                                                                333-63417 and
                                                                333-63033

     MICHAEL A. CARPENTER
     DERYCK C. MAUGHAN

     By KEVIN E. KOPCZYNSKI
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)